DC

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007268

January 27, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-27-2004

Jeffrey J. Gearhart
Vice President and
General Counsel
Corporate Offices
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, AR 72716-0290

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 8, 2004

Dear Mr. Gearhart:

This is in response to your letter dated January 8, 2004 concerning the shareholder proposal submitted to Wal-Mart by the United Association S&P 500 Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: William Zitelli
Vice President
Advisors' Inner Circle Fund
United Association S&P 500 Fund
1 Freedom Valley Drive
Oaks, PA 19456

104168

WAL★MART®
LEGAL DEPARTMENT
CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
Phone: (479) 277-2345
Fax: (479) 277-5991

Jeffrey J. Gearhart
Vice President and General Counsel
Corporate Division
Jeff.Gearhart@wal-mart.com

January 8, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials"). The Proposal was submitted by the United Association S&P 500 Fund (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2004 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of the 2004 Proxy Materials on or about March 26, 2004 so that it may commence mailing the 2004 Proxy Materials by no later than March 31, 2004. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

Wal-Mart received the Proposal on December 29, 2003. The Proposal requests that Wal-Mart's "Board of Directors Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options."

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2004 Proxy Materials pursuant to Rule 14a-8(e) because the Proposal was sent by the Proponent and received by Wal-Mart after the deadline for receipt of proposals calculated as set forth in Rule 14a-8(e)(2).

Rule 14a-8(e)(2) requires that a proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Wal-Mart's proxy materials for its 2003 annual meeting were dated and released to shareholders on April 15, 2003. Under Rule 14a-8(e)(2), the date for receipt by Wal-Mart of proposals for inclusion in the 2004 Proxy Materials was December 17, 2003.[1] The Proposal is dated December 24, 2003, and Wal-Mart received the Proposal on December 24, 2003. Wal-Mart's receipt date is evident from the facsimile date-stamp on the Proponent's cover letter. Accordingly, the Proposal is not in compliance with Rule 14a-8(e)(2).

In light of the fact that the Proponent has not met the above-described eligibility requirement to submit a shareholder proposal, Wal-Mart has concluded that it may exclude the Proposal from the 2004 Proxy Materials pursuant to Rule 14a-8(e). The Staff has, on numerous occasions, found that a company could exclude a shareholder proposal that did not comply with Rule 14a-8(e)(2). *See, e.g., Pitney Bowes, Inc.* (avail. Jan. 9, 2002); *Hewlett-Packard Company* (avail. Nov. 27, 2000); *United National Bancorp* (avail. Feb. 7, 2000); *Chevron Corp.* (avail. Feb. 10, 1998); and *Norfolk Southern Corp.* (avail. Feb. 23, 1998).

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2004 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2004 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2004 Proxy Materials.

---

[1] Due to a typographical error, Wal-Mart's proxy materials for the 2003 annual meeting of shareholders incorrectly stated the deadline for receipt of proposals as December 13, 2003 instead of December 17, 2003. This error is irrelevant in the instant case because the Proposal was both dated and received more than a week after the later of these two dates.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call Samuel A. Guess, Assistant General Counsel, at (479) 277-3302 or the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Jeffrey J. Gearhart

Enclosures

cc: William Zitelli
Advisors Inner Circle Fund
United Association S&P 500 Index Fund
1 Freedom Valley Drive
Oaks, PA 19456

Sean O'Ryan
United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada
901 Massachusetts Avenue, N.W.
Washington, D.C. 20001

Craig Rosenberg
ProxyVote Plus
Two Northfield Plaza
Suite 211
Northfield, IL 60093

Exhibit A

Advisors' Inner Circle Fund
United Association S&P 500 Fund
1 Freedom Valley Drive
Oaks, PA 19456

December 24, 2003

VIA FACSIMILE: (479) 273-4329

Mr. Thomas D. Hyde
Secretary
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, AR 72716

Re: Shareholder Proposal

Dear Mr. Hyde:

On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Wal-Mart Stores, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan and Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Suite 211, Northfield IL 60093. Thank you.

Sincerely,

Mr. William Zitelli
Vice President on behalf of the Fund

cc: Mr. Sean O'Ryan, United Association
Mr. Craig Rosenberg, ProxyVote Plus
Enclosure

PERFORMANCE AND TIME-BASED RESTRICTED SHARES PROPOSAL

Resolved, that the shareholders of Wal-Mart Stores, Inc. ("Company") hereby request that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options. Restricted shares issued by the Company should include the following features:

(1) Operational Performance Measures - The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program. That is, in addition to the operational performance criteria, no restricted shares should vest in less than three years from the date of grant.

(3) Dividend Limitation - No dividend or proxy voting rights should be granted or exercised prior to the vesting of the restricted shares.

(4) Share Retention – In order to link shareholder and management interests, a retention feature should also be included; that is, all shares granted pursuant to the restricted share program should be retained by the senior executives for the duration of their tenure with the Company.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value creation goals. The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks.

We believe that performance and time-based restricted shares are a preferred mechanism for providing senior executives long-term equity compensation. We believe that stock option plans, as generally constituted, all too often provide extraordinary pay for ordinary performance. In our opinion, performance and time-based restricted shares provide a better means to tie the levels of equity compensation to meaningful financial performance beyond stock price performance and to condition equity compensation on performance above that of peer companies.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate performance measures and benchmarks. It is requested that detailed disclosure of the criteria be made so that shareholders may assess whether, in their opinion, the equity compensation system provides challenging targets for senior executives to meet. In addition, the restricted share program prohibits the receipt of dividends and the exercise of voting rights until shares vest.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity commensurate with their long-term contributions. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 8, 2003

The proposal relates to executive compensation.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(e)(2) because Wal-Mart received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Grace K. Lee
Special Counsel